June 29, 2006

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Patrick Gilmore

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4561

Re:	SYNNEX Corporation
Form 10-K for the Fiscal Year Ended November 30, 2005
Filed February 13, 2006
Forms 8-K
Filed January 11, 2006 and March 23, 2006
File No. 001-31892

Dear Mr. Gilmore:

On behalf of SYNNEX Corporation, this letter responds to comments on the above-referenced Form 10-K and Forms 8-K received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 22, 2006. Set forth below are our responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-K For the Fiscal Year Ended November 30, 2005

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 56

1.	Please refer to question 1 in our letter dated May 9, 2006. We note in your response that because collectibility is not reasonably assured until the contractor provides the monthly maintenance and support services, you are recognizing revenue related to the contract on a straight-line basis over the term of the contract as the contractor provides the services and as the monthly payments become due. It is unclear from your response whether the Company’s pattern of recognizing revenue on a straight line basis over the term of the contract is representative of how the Mexican Government is making payments under the terms of this contract. Tell us whether, pursuant to the terms of the contract, the Mexican government is obligated to make equal monthly payments as the services are rendered by the contractor. If the monthly payments are not equal throughout the term of the contract, then provide the schedule of monthly payment amounts for each period throughout the term of the contract and explain how the Company has determined that recognizing revenue on a straight-line basis (versus recognizing revenue as payments become due) is appropriate.

Securities and Exchange Commission

June 28, 2006

Response: We confirm that the Mexican government is obligated to make equal monthly payments as the services are provided by the contractor.

Forms 8-K Filed January 11, 2006 and March 23, 2006

2.	Please refer to comment 3 in our letter dated May 9, 2006. We have reviewed your response and note in your proposed disclosure the reference to your “core” continuing business in order to assess performance. Explain what you mean by “core” continuing business. If you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your “core” continuing business.

Response: Regarding the use of the term “core” and its meaning within the context of explaining our continuing business, we agree that this word is somewhat vague in describing our business and thus we will avoid its use in future filings.

* * *

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (510) 668-3677. Comments may also be sent to my attention via facsimile to (510) 668-3035.

Very truly yours,

/s/ Dennis Polk

Dennis Polk

Senior Vice President of Corporate Finance and Chief Financial Officer

cc:	Kathleen Collins, SEC Accounting Branch Chief

Davina Kaile, Esq.